UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2022

Commission File Number: 001-38430

Meta Data Limited

(Translation of registrant’s name into English)

2161 North Zhongshan Road

Putuo District, Shanghai

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Submission of Matters to a Vote of Security Holders.

Meta Data Limited (formerly known as OneSmart International Education Group Limited), a Cayman Islands exempt company (the “Company”) held its 2022 annual general meeting of shareholders at 10:00 a.m. Eastern Time, April 28, 2022, at 2161 North Zhongshan Road, Putuo District, Shanghai 200333, People’s Republic of China. Holders of a total of 10,371,941,016 shares (consisting of 10,371,941,016 Class A Ordinary Shares and 0 Class B Ordinary Shares), out of a total of 14,611,659,561 shares (consisting of 14,611,659,561 Class A Ordinary Shares and 0 Class B Ordinary Shares) issued and outstanding and entitled to vote at the Meeting, and that a quorum for the transaction of business is present at the Meeting. Each Class A Ordinary Share is entitled to one vote, and each Class B Ordinary Share is entitled to twenty votes. The final voting results for each matter submitted to a vote of shareholders at the meeting are as follows:

1.	Re-election of directors

The following individuals were re-elected as directors to serve on the Board of Directors of the Company, to hold office for a one-year term subject to renewal at the Company’s next annual general meeting or until his successor is elected and shall qualify.

Director’s Name	For	Against	Abstain	Total
Xiaoming Li	10,361,019,016	10,285,000	637,000	10,371,941,016

Yanyi Tang	10,360,657,016	10,764,000	520,000	10,371,941,016

Shengcong Ma	10,363,129,016	8,300,000	512,000	10,371,941,016

Mengchu Zhou	10,362,761,016	8,660,000	520,000	10,371,941,016

Robert Angell	10,363,684,016	7,737,000	520,000	10,371,941,016

2.	To approve and adopt an amendment and restatement of the Company’s Fifth Amended and Restated Memorandum of Association, including the change of the Company’s name from “OneSmart International Education Group Limited” to “Meta Data Limited”.

The shareholders approved the proposal.

For	Against	Abstain	Total
10,363,588,016	7,824,000	529,000	10,371,941,016

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: May 2, 2022

Meta Data Limited

By:	/s/ Xiaoming Li
Name:	Xiaoming Li
Title:	Chairman of the Meeting

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